                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of The Securities Exchange Act of 1934


                              OXFORD VENTURES, INC.
                 (Name of Small Business Issuer in its charter)


                 NEVADA                                  applied for
     (State or other jurisdiction of                   (IRS Employer
      incorporation or organization)                Identification Number)


                1481 Barrow Street, North Vancouver, BC, V7J 1B6
              (Address of principal executive offices and Zip Code)


         Issuer's telephone number, including area code: (604) 986-6869


     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                (Title of Class)

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                       OXFORD VENTURES, INC. - FORM 10-SB


Table of Contents                                                           Page

                                     Part I

Item 1.  Description of Business.............................................3

Item 2.  Management's Discussion and Analysis or Plan of Operation...........9

Item 3.  Description of Property.............................................10

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management......................................10

Item 5.  Directors, Executive Officers, Promoters and Control Persons........11

Item 6.  Executive Compensation..............................................12

Item 7.  Certain Relationships and Related Transactions......................12

Item 8.  Description of Securities...........................................13

                                     Part II

Item 1.  Market for Common Equity and Related
                  Stockholder Matters........................................13

Item 2.  Legal Proceedings...................................................15

Item 3.  Changes in and Disagreements with Accountants.......................15

Item 4.  Recent Sales of Unregistered Securities.............................15

Item 5.  Indemnification of Directors and Officers...........................16

                                    Part F/S

Financial Statements.........................................................17

                                    Part III

Item 1.  Index to Exhibits...................................................18

Signatures...................................................................18

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Oxford Ventures, Inc. (hereinafter "The Company"), a development stage company, was incorporated on September 17, 1987 under the laws of the State of Nevada, under the name Casinos of the World, Inc, having the stated purpose of engaging in any lawful practice or activity. Its Articles of Incorporation provided for authorized capital of twenty five hundred common shares of no par value.

On December 17, 1990, the shareholders of the Company approved amendment of the Articles of Incorporation, changing the authorized capital stock of the Company to twenty five million shares of common stock at $0.001 par value. The amended Articles also added Rights and Powers to shareholders and directors not previously stated in the original Articles.

On April 16, 1993, the shareholders of the Company approved amendment to the Articles of Incorporation, changing the name of the Company to Clean Way Corporation and changing the authorized capital stock of the Company to one hundred million common shares at $0.001 par value.

On August 19, 1999, the shareholders of the Company approved an amendment to the Articles of Incorporation, changing the name of the Company to Trader Secrets.com, Inc.

On February 2, 2000, the Company entered into a Stock Acquisition Agreement with National Lighting Corp, an Internet company incorporated in British Columbia, Canada. National Lighting Corp. became a wholly owned subsidiary of the Company and changed its name to VOIP Technology Inc., with the intent of providing user services in the Internet telephony business.

On March 13, 2000, the shareholders of the Company approved an amendment to the Articles of Incorporation, changing the name of the Company to VOIP Technology, Inc. The Company's name was changed with the intended purpose of developing voice over the internet protocol technologies through its wholly owned subsidiary. After development of a business plan and efforts to develop the business failed, all efforts were abandoned in 2001. At that time the Company was unable to obtain the necessary customer contracts for its product and was unable to obtain the necessary financing, therefore was unable to operate.

On February 8, 2002, the Company sold all of the shares the Company held in its wholly owned subsidiary.

The Company has never engaged in an active trade or business and has never been able to move beyond the development stage since inception. The Company charter was suspended (subject to reinstatement) by the State of Nevada in September 2001 for inactivity and failure to pay annual fees and costs. Its active status was reinstated on January 30, 2002, upon payment of all past due fees and costs.

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On January 30, 2002, the shareholders of the Company approved an amendment to the Articles of Incorporation, changing the name of the Company to Oxford Ventures, Inc. The Company then began to consider and investigate potential business opportunities. The Company is considered a development stage company and its principal business purpose now is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. When the registration statement becomes effective, the Company will be obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting new business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

The Company's principal executive offices are located at: 1481 Barrow Street, North Vancouver, BC, V7J 1B6.

Business of Issuer
------------------

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

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Sources of Business Opportunities
---------------------------------

The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger.

Other than the Company's officers and directors and legal counsel, the Company has not yet engaged any outside consultants for the purpose of searching for potential business opportunities. The Company has also engaged support staff to assist in the filing of this Form 10SB and will continue to engage administrative and other staff on an as-needed basis. The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.

Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.

Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation
----------

Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Management will not devote full time to finding a merger candidate, and will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital,

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financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Form of Potential Acquisition or Merger
---------------------------------------

Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company's current status and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's

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securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be subject to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a possibility that the Company might sell its securities to its management or affiliates.

In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

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Possible Blank Check Company Status
-----------------------------------

While the Company may be deemed a "shell" company at this time, it does not constitute a "blank check" company under pertinent securities law standards. Accordingly, the Company is not subject to securities regulations imposed upon companies deemed to be "blank check companies." If the Company were to file a registration statement under Securities Act of 1933 and, at such time, priced its shares at less than $5.00 per share and continued to have no specific business plan, it would then be classified as a blank check company.

If in the future the Company were to become a blank check company, adverse consequences could attach to the Company. Such consequences can include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the additional steps required to comply with various federal and state laws enacted for the protection of investors, including so-called "lockup" agreements pending consummation of a merger or acquisition that would take it out of blank check company status.

Many states have statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the companies securities or to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. In the event the Company undertakes the filing of a registration statement under circumstances that classifies it as a blank check company the provisions of Rule 419 and other applicable provisions will be complied with.

Rights of Shareholders
----------------------

It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition
-----------

Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

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Facilities
----------

The Company is currently using as its principal place of business the office of its President located North Vancouver, B.C. The value of the use of the Company's facilities provided by management is estimated at $100/month. It is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments
-----------------

No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview
--------

The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by loans from shareholders and officers of the Company (see Item 4, Security Ownership of Certain Beneficial Owners and Management). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

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Plan of Operation
-----------------

During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to incur expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's President and sole Director will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has engaged its officers and directors and legal counsel to assist in the search for business opportunities. The Company signed consulting agreements with Peter Braun, the Secretary of the Company, Robert Harrison, the President of the Company, Thomas Braun, the Company's legal counsel, and Anna Trinh, a legal assistant. All consultants have agreed to the issue of common shares for services. The Company has not made any other arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM 3.  DESCRIPTION OF PROPERTY

The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best knowledge of the Company as of March 8, 2002, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, each director of the Company and all directors and officers of the Company as a group.

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Name and Address                         Amount and Nature of          Percent
Beneficial Owner                         Beneficial Ownership          of Class

Robert Harrison                               602,100                   31.6%
President, Treasurer, and sole Director
1481 Barrow Street
North Vancouver, B.C.  V7J 1B6

Peter Braun                                   101,250                    5.3%
Secretary
11789 - 79A Avenue
Delta, BC  V4C 1V7

Braun Management Services, Inc.               500,000                   26.3%
309-837 West Hastings Street
Vancouver, BC  V6C 3N6

Thomas Braun                                  100,000                    5.2%
309-837 West Hastings Street
Vancouver, BC V6C 3N6

Joe D'Ovidio                                  500,000                   26.3%
3002 Kitchener Street
Vancouver, BC  V5K 4E9

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors and Executive Officers of the Company and their respective ages are as follows:

Name                       Age                 Position

Robert Harrison            49                  President, Treasurer, Director
Peter Braun                65                  Secretary

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

The business experience of the person listed above during the past five years is as follows:

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Robert Harrison
President, Treasurer, and sole Director
---------------------------------------

For the past five years Robert Harrison has been self employed as the owner and operator of Harrison Performance Engineering, a business which offers services in diagnosis, manufacturing, development, and engineering in all mechanical fields. A number of these pursuits have resulted in world records and patents. Mr. Harrison is responsible for all areas of project management, from employee selection to direct application of ideas.

Peter Braun
Secretary
-----------

Dr. Braun began his computer career in 1958, with International Business Machines (IBM), as a Customer Engineer. At the age of 30 he decided to study vocational education, and to complete his doctorate in Educational Psychology at the University of Alberta. He then returned to IBM and served as an Educational Consultant in various worldwide locations, including Belgium, Germany, and Italy.

In 1977, he moved to Canada, changing careers to become a teacher-trainer at the University of British Columbia. He has since taught teacher-preparation courses at California State Polytechnic University. He is internationally well-known for his many teacher training workshops and seminars.

Since 1997 to present Dr. Braun has been self-employed in the real estate development market and since February 2002 he has been Secretary of Oxford Ventures, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any other salaries or other compensation above $100,000 to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any further compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 2, 2000, pursuant to a Stock Acquisition Agreement, Robert Harrison, the President of the Company, was issued 120,000 (600 current equivalent) common shares of the Company.

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On November 15, 2001, Dr. Peter Braun, Secretary of the Company as of February
8, 2002, was issued 250,000 common shares (1,250 current equivalent) of the Company pursuant to a Consulting Agreement.

On November 21, 2002, Robert Harrison, the President of the Company, and Braun Management Services, the President of whom is Thomas Braun, the Company's attorney, each lent the Company $5,000 pursuant to a subordinated convertible debenture. The notes were converted to 1,000,000 common shares at $0.01 per share on February 8, 2002.

On March 4, 2002, Robert Harrison, the president of the Company, Peter Braun, the Secretary of the Company, and Thomas Braun, the Company's attorney were each issued 100,000 common shares pursuant to Consulting Agreements.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
------------

The Company is authorized to issue one hundred million (100,000,000) shares of Common Stock. As of March 8, 2002 there were 1,903,276 shares outstanding held of record by 76 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer agent and registrar
----------------------------

The transfer agent and registrar for the Company's Stock is Holladay Stock Transfer, Inc. of 2939 North 67th Place, Scottsdale, Arizona, 85251


                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

No shares of the Company's Common Stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company's common shares are currently quoted on the OTC Pink Sheets ("Pink Sheets") under the stock symbol OXFV.

The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made once the Company has cleared comments from the SEC for this Form 10-SB. The Company's application to the NASD will consist of current corporate information, financial statements and other documents required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

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The Company's Common Stock is traded in the Pink Sheets, and are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

At December 31, 2001 there were 74 holders of record of the Company's Common Stock and the Company has issued and outstanding 10,646,121 shares of Common Stock. A reverse 200-for-1 stock split occurred on January 30, 2002, decreasing the number of shares held by existing shareholders to a total of 53,276 issued and outstanding shares. Of these shares 25,424 are free trading and 27,852 are restricted. On February 8, 2002 the Company issued 1,500,000 shares pursuant to the terms of three subordinated notes. Such shares were issued subject to Rule 144 and may not be sold and/or transferred without further registration under the Act or pursuant to an applicable exemption. On March 4, 2002, the Company issued 350,000 common shares pursuant to Rule 701 of the Securities Act. Under Rule 701, ninety days after the issuer becomes subject to the reporting requirements of the Act, securities issued in accordance with this Rule may be resold by persons who are not affiliates and subject to the terms and conditions of Rule 144 of the Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale, or (ii) 1 % of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy
---------------

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

ITEM 2.  LEGAL PROCEEDINGS

The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Item 14 is not applicable to this Form 10-SB.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On October 12, 2000, the Company issued 3,435,500 (17,1778 current equivalent) shares of common stock for $0.01 per share in a private placement offering for a total dollar amount of $34,301, the proceeds of which were used to finance the proposed operations of the Company's subsidiary. The shares were issued under
Section 4(2) of the Securities Act of 1933, as amended and/or Regulation S, and bear a Rule 144 restrictive legend.

On October 12, 2000, the Company issued 1,336,890 (6,684 current equivalent) shares of common stock for $0.01 per share in a private placement offering for a total dollar amount of $13,423. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended and/or Regulation S, and bear a Rule 144 restrictive legend.

On November 15, 2001, the Company issued 250,000 (1,250 current equivalent) shares of common stock to Peter Braun in accordance with Rule 701 of the Securities Act of 1933, as amended, pursuant to an agreement of the same date, for payment of an invoice for services rendered in the amount of $2,500.00.

On November 15, 2001, the Company issued 500,000 (2,500 current equivalent) shares of common stock at par value to four shareholders pursuant to a Stock Acquisition Agreement, dated February 2, 2000 and amended October 31, 2000. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended and/or Regulation S, and bear a Rule 144 restrictive legend.

On February 8, 2002, the Company issued 1,500,000 shares of common stock at $0.01 per share, or $15,000, pursuant to the terms of three convertible notes entered into on November 21, 2001. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended and/or Regulation S, and bear a Rule 144 restrictive legend.

On March 4, 2002, the Company issued 350,000 shares of common stock at $0.02 per share, in accordance with Rule 701 of the Securities Act of 1933, as amended, pursuant to four Consulting Agreements dated February 26, 2002 for payment for services in the amount of $7,000.00.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Revised Statutes Chapter 78 ("Nevada Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Nevada Law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that my result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

                                    PART F/S

FINANCIAL STATEMENTS

The Company's financial statements for the years ended December 31, 2000 and 2001 have been examined to the extent indicated in the reports by Ivan Braverman, Certified Public Accountant, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages in response to Part F/S of this Form 10-SB.

INDEX TO FINANCIAL STATEMENTS

Independent Auditors Report.................................................F-1

Balance Sheet...............................................................F-2

Statement of Operations.....................................................F-3

Statement of Stockholder's Equity...........................................F-4

Statement of Cash Flows.....................................................F-5

Notes of Financial Statements...............................................F-6

                          INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OXFORD VENTURES, INC.
NORTH VANCOUVER, BC

We have audited the accompanying balance sheet of Oxford Ventures, Inc., Inc. (a Nevada corporation in the development stage company) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the two year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Ventures, Inc., Inc., as of December 31, 2001, and the results of its operations and its cash flows for each of each of the years in the two year period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has not commenced operations. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, and/or achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



Braverman & Company, P.C.
Prescott, Arizona
February 11, 2002

                              OXFORD VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 2001





                                     ASSETS
                                     ------


CURRENT ASSETS

  Cash held in trust by related party                                 $  12,303
                                                                      ----------


                                                                      $  12,303
                                                                      ==========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------


CURRENT LIABILITIES
  Accrued interest                                                    $     168
  Shareholder advances                                                    5,390
                                                                      ----------

TOTAL CURRENT LIABLITIES                                                  5,558

SUBORDINATED CONVERTIBLE DEBENTURES                                      15,000
                                                                      ----------

TOTAL LIABILITIES                                                        20,558
                                                                      ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

     Common stock, par value $.001, 100,000,000 shares
        authorized, 53,276 issued and outstanding                            53
     Paid-in capital                                                     90,968
     Contributed capital                                                  8,650
    (Deficit) accumulated during the development stage                 (107,926)
                                                                      ----------

             Total Stockholders' Equity (Deficit)                        (8,255)
                                                                      ----------

                                                                      $  12,303
                                                                      ==========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


                                        OXFORD VENTURES, INC.
                                    (A DEVELOPMENT STAGE COMPANY)
                                      STATEMENTS OF OPERATIONS


                                                                                      CUMMULATIVE
                                                                                         FROM
                                                                                      SEPTEMBER 17,
                                                                                         1987
                                                           FOR THE YEARS ENDED        (INCEPTION)
                                                               DECEMBER 31,                TO
                                                      -----------------------------   DECEMBER 31,
                                                          2001            2000            2001
                                                      -------------   -------------   -------------
                                                                                       (UNAUDITED)
REVENUE                                               $         --    $         --    $         --
                                                      -------------   -------------   -------------

EXPENSES:
      General and administrative                             9,660          11,445          73,452
      Equity in (loss) of unconsolidated subsidiary             --          34,301          34,301
      interest                                                 168               5             173
                                                      -------------   -------------   -------------

         Total Expenses                                      9,828          45,751         107,926
                                                      -------------   -------------   -------------

NET (LOSS)                                            $     (9,828)   $    (45,751)   $   (107,926)
                                                      =============   =============   =============

NET (LOSS) PER COMMON SHARE-BASIC                     $      (0.20)   $      (1.45)
                                                      =============   =============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                                50,106          31,584
                                                      =============   =============













                           SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


                                                     OXFORD VENTURES, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                    (DEFICIT)
                                                                                                   ACCUMULATED
                                               COMMON STOCK                                        DURING THE
                                        ---------------------------    PAID-IN     CONTRIBUTED     DEVELOPMENT
                                           SHARES         AMOUNT       CAPITAL       CAPITAL          STAGE          TOTAL
                                        ------------   ------------   ------------  ------------  ------------   ------------
(unaudited)
BALANCE, AT INCEPTION                            --    $        --    $        --   $        --   $        --    $        --
  Stock issued for services              30,786,970         30,787             --            --            --         30,787
  Reverse stock split 600 for 1         (30,733,239)       (30,733)        30,733            --            --             --

  Net (loss) for the year                                                                             (30,787)       (30,787)
                                        ------------   ------------   ------------  ------------  ------------   ------------

BALANCE, DECEMBER 31, 1997                   53,731             54         30,733            --       (30,787)            --
  Stock issued in a private placement
   in August 1998, net of offering
   costs of $5,700                        5,070,000          5,070          4,440            --            --          9,510
  Net (loss) for the year                                                                              (9,510)        (9,510)
                                        ------------   ------------   ------------  ------------  ------------   ------------

BALANCE, DECEMBER 31,1998                 5,123,731          5,124         35,173            --       (40,297)            --

  Net (loss) for the year                                                                             (12,050)       (12,050)
                                        ------------   ------------   ------------  ------------  ------------   ------------

BALANCE, DECEMBER 31,1999                 5,123,731          5,124         35,173            --       (52,347)       (12,050)

  Stock issued at $.01, October 12        4,772,390          4,772         42,952                                     47,724
  Contributed capital                                                                    3,700                         3,700
  Net (loss) for the year                                                                             (45,751)       (45,751)
                                        ------------   ------------   ------------  ------------  ------------   ------------

BALANCE, DECEMBER 31,2000 (UNAUDITED)     9,896,121          9,896         78,125         3,700       (98,098)        (6,377)
(AUDITED)
  Stock issued November 15 to
   acquire subsidiary company               500,000            500                                                       500
  Stock issued for services at $.01
   on November 15                           250,000            250          2,250                                      2,500
  Contributed capital                         4,950          4,950
  Reverse stock split, 200 for 1
   January 4, 2002                      (10,592,845)       (10,593)        10,593                                         --
  Net (loss) for the year                                                                              (9,828)        (9,828)
                                        ------------   ------------   ------------  ------------  ------------   ------------


BALANCE, DECEMBER 31, 2001 (AUDITED)         53,276    $        53    $    90,968   $     8,650   $  (107,926)   $    (8,255)
                                        ============   ============   ============  ============  ============   ============



                                        SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                                              F-4


                                     OXFORD VENTURES, INC.
                                 (A DEVELOPMENT STAGE COMPANY)
                                   STATEMENTS OF CASH FLOWS


                                                                                  CUMMULATIVE
                                                                                     FROM
                                                                                  SEPTEMBER 17,
                                                                                      1987
                                                           FOR THE YEARS ENDED    (INCEPTION)
                                                               DECEMBER 31,            TO
                                                         -----------------------   DECEMBER 31,
                                                            2001         2000         2001
                                                         ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:                                              (UNAUDITED)

      Net (loss) from operations                         $  (9,828)   $ (45,751)   $(107,926)
      Adjustments to reconcile net (loss) to net
         cash used by operating activities:
         Contributed capital                                 4,950        3,700        8,650
         Impairment loss provided by stock issuance            500                       500
         Stock issued for services                           2,500                    33,286
         Changes in:
                Trust funds                                (12,303)                  (12,303)
                Accounts payable                            (1,070)       1,070           --
                Accrued interest                               168                       168
                Shareholder advances                            18        6,675        5,390
                                                         ----------   ----------   ----------

         Net Cash (Used) by Operating Activities           (15,065)     (34,306)     (72,235)
                                                         ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from subordinated convertible debentures      15,000                    15,000
     Proceeds from sale of common stock                                  34,301       57,235
                                                         ----------   ----------   ----------

         Net Cash From Financing Activities                 15,000       34,301       72,235
                                                         ----------   ----------   ----------


NET INCREASE IN CASH                                           (65)          (5)          --

CASH, beginning of period                                       65           70           --
                                                         ----------   ----------   ----------

CASH, end of period                                      $      --    $      65    $      --
                                                         ==========   ==========   ==========


SUPPLEMENTAL SCHEDULE OF NONCASH
   INVESTING AND FINANCING ACTIVITIES:
         Stock issued for shareholder loan reduction                  $  13,423    $  13,423
                                                                      ==========   ==========


                        SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                              F-5

                              OXFORD VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY
-------

Oxford Ventures, Inc. (the Company) formerly Casinos of The World, Inc., Clean Way Corporation, Trader Secrets, Com, and VOIP Technology, Inc. is in the development stage as defined in Financial Accounting Standards Board Statement No. 7. It is a Nevada corporation, formed on September 17, 1987. Since inception it has had no operations. The Company's objective is to merge with a company whose operations will be sufficient to sustain positive cash flows and achieve profitable operations. Its year-end is December 31. All references to common stock are on a 200 for 1 post-split basis.

BASIS OF PRESENTATION
---------------------

Although the Company owns 100 percent of a Canadian corporation as of December 31, 2001, the accompanying financial statements include the subsidiary on an unconsolidated basis, as provided by Financial Accounting Standards Board Opinion number 94, since its control is considered temporary. Accordingly, the loss of the subsidiary is included in the results of operations on the equity basis of accounting.

GOING CONCERN
-------------

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. It has sustained operating losses since inception and has a negative working capital and a deficit in stockholders equity. The Company's ability to continue in existence is dependent on its ability to develop additional sources of capital, locate and merge with a profitable merger candidate, or achieve profitable operations. Management's plan is to pursue the acquisition of a viable entity. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

INCOME TAXES
------------

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards Board Opinion No. 109. Under this method, deferred income taxes are recorded to reflect the tax consequences in future periods of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end.

For income tax purposes, substantially all deductible expenses incurred to date must be deferred until the Company commences business and then they may be charged against operations over a 60-month period or permanently capitalized. Since the Company is not in business as of December 31, 2001, accumulated deductible expenses incurred since inception of approximately $100,000, resulted in a $20,000 deferred tax asset. A valuation allowance of approximately $20,000 has been provided since there is no assurance of future taxable income. Tax deductible losses, when provided, can be carried forward for 20 years until utilized.

                              OXFORD VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
---------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE
--------------------------------

Basic loss per common share has been calculated based upon the weighted average number of common shares outstanding during the period in accordance with the Statement of Financial Accounting Standards Statement No. 128, "Earnings per Share". For loss per share and financial presentation purposes, the reverse stock split of 200 for 1 approved by the Board of Directors in January 2002 was given retroactive effect.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
-----------------------------------------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.


NOTE 2 - CONTRIBUTED CAPITAL

Operating expenses since 1999 include $8,650 incurred by the Company for management services of $6,250 and office expenses of $2,400 contributed by management, based on their respective fair values.


NOTE 3 - SUBORDINATED CONVERTIBLE DEBENTURES

In November 2001, the Company issued 3 subordinated convertible debentures totaling $15,000, convertible into a total of 1,500,000 shares of the Company's common stock. Interest at 10 percent per annum is payable quarterly beginning March 31, 2002. All proceeds and some funds previously received as loans were transferred to a non-interest bearing trust account maintained by a law firm whose principal owner is a consultant for the Company. As of December 31, 2001, the trust fund balance was $12,302.


NOTE 4 - SHAREHOLDER ADVANCES

In January 2000, the president/shareholder/sole director of the Company advanced on a non-interest bearing and unsecured basis, a total of $5,373 to the Company. As of December 31, 2001 the total loan was $5,390. No repayment of any principal, which is due on demand, has been made.

                              OXFORD VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 5 - INVESTMENT IN SUBSIDIARY

During fiscal year 2000, the Company sold 17,178 shares of its $.001 par value common stock for $34,301 to finance the proposed operations of National Lighting Corp. (NLC). In November 2001, the Company issued 2,500 shares of its $.001 par value common stock valued at $500, in exchange for all of the outstanding common stock of NLC, which became a wholly-owned subsidiary, as agreed to in the stock acquisition agreement of February 2, 2000. An additional 25,000 shares of the Company's $.001 par value common stock were reserved for issuance through December 31, 2001, in connection with an earn-out arrangement; however, no additional shares were earned as of that date. The Investment made in the subsidiary of $500 was considered totally impaired as of December 31, 2001, and was written off, and included in the results of operations in 2001.


NOTE 6 - RELATED PARTY TRANSACTIONS

The following disclosures are in addition to related party disclosures appearing elsewhere in these footnotes to financial statements.

ACQUISITION OF SUBSIDIARY
-------------------------

The president of the Company is its sole director, who received 600 post-split shares of the Company's $.001 par value common stock in connection with the acquisition of the subsidiary as discussed above.

SUBORDINATED CONVERTIBLE DEBENTURES
-----------------------------------

Two of the three lenders were parties related to the Company. One is the president and sole director of the Company. The other is a company whose owner is the father of the consultant to the Company whose law firm maintains the trust funds for the debenture proceeds. He personally received 1,250 post split shares valued at $2,500 for services to be provided over a 6-month period commencing November 15, 2001.


NOTE 7 - SUBSEQUENT EVENTS

STOCK SPLIT
-----------

On January 4, 2002, the Board of Directors approved a 200 for 1 reverse stock split, the effect of which has been included in the accompanying financial statements, including the calculation of loss per share.

                              OXFORD VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 7 - SUBSEQUENT EVENTS (CONTINUED)

SUBORDINATED CONVERTIBLE DEBENTURES
-----------------------------------

The lenders of the 3 subordinated convertible debentures notified the Company of their intention to convert 100 percent of their principal into common stock of the Company in accordance with the terms of the agreement. Accordingly, 1,500,000 post-split shares will be issued in the conversion.

SALE OF UNCONSOLIDATED SUBSIDIARY
---------------------------------

On February 7, 2002, all of the outstanding shares of NLC, held by the Company in connection with the acquisition of NLC in February 2000 by the Company, were returned to the former owners for $1. The former owners retained the 2,500 post-split shares of common stock originally issued to acquire NLC.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibit No.       Exhibit Name

3.1.1             Articles of Incorporation dated September 17, 1987
3.1.2             Articles of Amendment dated December 17, 1990
3.1.3             Articles of Amendment dated April 16, 1993
3.1.4             Articles of Amendment dated August 19, 1999
3.1.5             Articles of Amendment dated March 13, 2000
3.1.6             Articles of Amendment dated January 30, 2002
3.2               Bylaws
4                 Text of stock certificate for common stock
10.1              Stock Acquisition Agreement dated February 2, 2000
10.2              Amendment Agreement to Stock Acquisition Agreement dated
                  October 21, 2000
10.3              Consulting Agreement with Peter Braun dated November 15, 2001
10.4              Stock Acquisition Agreement dated February 8, 2002
10.5              10% Subordinated Note dated November 21, 2001
10.6              10% Subordinated Note dated November 21, 2001
10.7              10% Subordinated Note dated November 21, 2001
10.8              Consulting Agreement with Thomas Braun dated February 26, 2002
10.9              Consulting Agreement with Peter Braun dated February 26, 2002
10.10             Consulting Agreement with Robert Harrison dated February 26,
                  2002
10.11             Consulting Agreement with Anna Trinh dated February 26, 2002
23                Consent of Ivan Braverman, independent certified public
                  accountant


SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Oxford Ventures, Inc.



Date   March __, 2002           By  /S/ Robert Harrison
    -----------------------         -------------------------------------------
                                    Robert Harrison
                                    President

                                       18